                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CITIZENS FIRST BANCORP, INC.
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                                (Name of Issuer)


                    Common Stock (par value, $.01 per share)
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                         (Title of Class of Securities)

                                    17461R106
                ------------------------------------------------
                                 (CUSIP Number)

                          Lawrence M. F. Spaccasi, Esq.
                          Muldoon Murphy & Faucette LLP
                           5101 Wisconsin Avenue, N.W.
                              Washington, DC 20016
                                 (202) 362-0840
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.




                                                                 SEC 300 (07-98)

                                  SCHEDULE 13D

CUSIP No. 17461R106                                   Page   2   of   8   Pages
                                                           -----    -----

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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Citizens First Foundation

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /_/
                                                                      (b) /_/
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS
             00/PF. The shares were donated by Citizens First Bancorp, Inc. in exchange for the $0.01 per share value of the common stock, which was contributed to Citizens First Foundation by the members of the Boards of Directors of Citizens First Bancorp, Inc. and Citizens First Savings Bank in their individual capacities.
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              /_/
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
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                            7     SOLE VOTING POWER
           NUMBER OF                  705,686
            SHARES       -------------------------------------------------------
         BENEFICIALLY       8     SHARED VOTING POWER
           OWNED BY                      0
             EACH        -------------------------------------------------------
           REPORTING        9     SOLE DISPOSITIVE POWER
            PERSON                    705,686
             WITH        -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                         0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   705,686
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           /_/
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
              7.4% of 9,526,761 shares of common stock outstanding as of
              March 7, 2001.
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   14     TYPE OF REPORTING PERSON
                   CO
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



ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Citizens First Bancorp, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 525 Water Street, Port Huron, Michigan 48060.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Citizens First Foundation (the "Foundation"), a Delaware non-stock corporation. The foundation is a private charitable foundation. Its principal office is 525 Water Street, Port Huron, Michigan 48060. During the past five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) nor has the Foundation been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Schedule I hereto and incorporated herein by reference is a
                     ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer or the Foundation. To the Foundation's knowledge, each of the directors and executive officers of the Foundation is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 7, 2001, shares were donated by the Company in exchange for the $0.01 per share value of the common stock, which was contributed to the Foundation by the members of the Boards of Directors of the Company and of Citizens First Savings Bank (the "Bank") in their individual capacities. The amount of common stock donated was equal to 8% of the shares sold in the Company's public offering, which occurred as part of Citizens First Savings Bank's conversion from mutual to stock form. As a result, the Foundation received 705,686 shares of common stock, equal to $7,056,860 of common stock.

ITEM 4.  PURPOSE OF TRANSACTION

         As part of its mutual-to-stock conversion, Citizens First Savings Bank established the Foundation. The Foundation was funded with the Company common stock equal to 8% of the shares sold in the conversion. The Foundation will use the common stock it received to make grants and donations to non-profit and community groups and projects located in the communities within which the Bank operates. Neither the Foundation nor any director or executive officer of the Foundation has any plans which relate or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;


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



         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Foundation is the beneficial owner of 705,686 shares of common stock, which represents 7.4% of the outstanding shares of common stock.

         (b) The Foundation has sole power to vote or direct the vote of all 705,686 shares, provided, however, that pursuant to the Foundation's Certificate of Incorporation, all shares held by the Foundation must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders of the Company. The Foundation has the sole power to dispose or direct the disposition of all 705,686 shares of common stock. The shares held by the Foundation were received as a gift pursuant to a gift instrument. The gift instrument places certain limits on the amount of common stock that can be disposed of by the Foundation in any one year.

         (c) As discussed above in Item 3, the Foundation received common stock following the mutual-to-stock conversion of Citizens First Savings Bank, which was completed on March 7, 2001.

         (d) No person other than the Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's common stock that may be deemed beneficially owned by the Foundation.

         Schedule II provides the required Item 5 information for the board
         -----------
members of the Foundation.



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



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As indicated under Item 5(b), and as provided in the Foundation's Certification of Incorporation, all shares held by the Foundation must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

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



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2001
--------------------------------------------------------------------------------
Date


/s/ Timothy D. Regan
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Signature


Timothy D. Regan, Director
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Name/Title



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



                                   SCHEDULE I

          Directors and Executive Officers of Citizens First Foundation
          -------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Citizens First Foundation are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                              BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                              ----------------                    --------------------

Marshall J. Campbell(1)           2975 Lapeer Road                    President and Chief Executive Officer
                                  Port Huron, Michigan  48060         Marshall E. Campbell Company
Christopher A. Kellerman(2)       2929 Lapeer Road                    President, Director
                                  Port Huron, Michigan  48060         Star Oil Company, Inc.
Larry J. Moeller, Sr.(3)          525 Water Street                    President, Chief Executive Officer, Chairman of the Board
                                  Port Huron, Michigan  48060         Citizens First Savings Bank
Timothy D. Regan(4)               525 Water Street                    Senior Vice President/Controller
                                  Port Huron, Michigan  48060         Citizens First Savings Bank
------------------------------------------
(1)  Mr. Campbell is also Chairman of the Board of Directors of the Company and Interim Senior Executive and a Director of the Bank.
(2)  Mr. Kellerman is also a Director of both the Company and the Bank.
(3)  Mr. Moeller is also President, Chief Executive Officer and Director of the Company and is Chairman of the Board, President and
     Chief Executive Officer of the Bank.
(4)  Mr. Regan is also Secretary, Treasurer and Director of the Company and Senior Vice President, Controller and a Director of
     the Bank.

                                   SCHEDULE II

          Transactional Information on Directors and Executive Officers
          -------------------------------------------------------------
                          Of Citizens First Foundation
                          ----------------------------

         The following chart provides the required information relating to transactions in the class of securities reported in this Schedule 13D and which were effected during the past 60 days. All of the individuals listed below have the sole power to vote on, direct the vote and sole power to dispose or direct the disposition of their respective shares of Citizens First Bancorp, Inc. common stock, except where noted. No person, other than the individuals listed below with respect to their own shares, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed below.


IDENTITY OF PERSON              DATE OF TRANSACTION    AMOUNT OF SECURITIES     PRICE PER SHARE
------------------              -------------------    --------------------     ---------------
Marshall J. Campbell(1)               3/7/01                   8,269              $10.0000(5)
                                      3/7/01                  25,000              $10.0000(5)
                                      3/7/01                  16,731              $10.0000(5)
                                     3/30/01                   1,759              $13.1875(6)
                                      3/7/01                  25,000              $10.0000(7)
Christopher A. Kellerman(2)           3/7/01                   4,228              $10.0000(5)
                                      3/7/01                   7,772              $13.7500(6)
                                      3/7/01                   2,852              $10.0000(5)
                                      3/7/01                   5,198              $13.7500(6)
Larry J. Moeller, Sr.(3)              3/7/01                  25,000              $10.0000(5)
Timothy D. Regan(4)                   3/7/01                  11,111              $10.0000(5)
                                      3/7/01                   3,889              $10.0000(5)
                                      3/7/01                   5,000              $10.0000(7)

   ------------------------------------------
   (1) Mr. Campbell's holdings constitute 0.81% of outstanding shares.
   (2) Mr. Kellerman's holdings constitute 0.21% of outstanding shares.
   (3) Mr. Moeller's holdings constitute 0.26% of outstanding shares.
   (4) Mr. Regan's holdings constitute 0.21% of outstanding shares.
   (5) Purchased through subscription rights during the initial offering.
   (6) Purchased in the open market.
   (7) The listed shares are owned by the individual's spouse, therefore, the individual listed does not have the sole power to vote or dispose of the shares nor the sole power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



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